EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

DATED MAY 9, 2025

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Summary of Quarterly Results	12
Liquidity	12
Capital Resources	16
Off-Balance Sheet Arrangements	16
Transactions with Related Parties	16
Risk Factors	17
Accounting Standards and Pronouncements	17
Financial Instruments	18
Capital Structure	18
Controls and Procedures	18
Technical Information	18
Non-GAAP and Other Financial Measures	19

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex and Cosalá Operations; statements relating to the Company’s acquisition of the remaining 40% interest in the Galena Complex and the Acquisition Agreement (as defined herein), including expected benefits to the Company and its shareholders; statements relating to the Company’s positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver’s EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company’s expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company’s technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex; the Company’s ability to continue as a going concern; the Company’s liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company’s intention to issue guidance for 2025; and expectations regarding the Company’s ability to rely in existing infrastructure, facilities and equipment.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company’s business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the recent US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company’s most recently filed Annual Information Form (“AIF”) under the heading “Risk Factors”.  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2025, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 9, 2025 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2025 and 2024. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2025 (“Q1-2025”) compared to the three months ended March 31, 2024 (“Q1-2024”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment: 100% Cosalá Operations and 60% Galena Complex up to December 18, 2024 prior to acquisition of Galena Complex’s 40% non-controlling interests, and 100% from both operations for fiscal 2025. In addition, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and are classified similarly in fiscal 2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and the Company also owns Relief Canyon mine (“Relief Canyon”) which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company is currently underway with a new strategy at Galena aimed at increasing production and lowering operating costs following the consolidation transaction and concurrent C$50 million financing which closed in December 2024.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects, including the 100%-owned Zone 120 and the El Cajón silver-copper deposits (“EC120 Project”). The Company is currently in the process of developing the EC120 mine which is expected to reach full production by year end 2025. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Recent Developments and Operational Discussion

Q1-2025 Highlights

•

Increase in revenue[1] due to higher realized prices. Revenue increased to $23.5 million for Q1-2025 or 12% compared to $20.9 million for Q1-2024, with a higher realized silver price[2] of $32.10/oz and a realized zinc price[2] of $1.27/lb during the period.

o	Consolidated silver production of 446,000 ounces with approximately 838,000 ounces of silver equivalent[2], including 6.7 million pounds of zinc and 3.8 million pounds of lead

•

Silver production is expected to increase steadily in fiscal 2025 as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill, and operational improvements and efficiencies are realized at the Galena Complex.

o	Pre-production sales of EC120 silver-copper concentrate contributed $2.3 million to revenue during Q1-2025.

•

Inclusion in the Solactive Global Silver Miners Index on May 1, 2025. Inclusion in this major silver index is an important milestone validating Americas position as a growing silver focused miner and increases exposure to large institutional investors.

•

Significant progress has been made since the December transaction identifying opportunities and initiating action at the Galena Complex, including initiating capital orders for the #3 shaft upgrade, and the receipt of new mining equipment to boost productivity underground, among other actions.

•	Total liabilities have been reduced by approximately $34 million since the transaction close, primarily due to the repayments of metal liabilities, royalties, promissory notes, and transaction-related payables, and the full conversion of the Company’s convertible debenture.
•	Cost of sales[1,2] per silver equivalent ounce produced, cash costs[2] and all-in sustaining costs[2] per silver ounce produced averaged $25.23, $25.04 and $35.67, respectively, in Q1-2025.
•	Net loss of $18.9 million for Q1-2025 (Q1-2024 net loss of $16.2 million), primarily due to the increasing precious metal prices on metals-based liabilities, and higher corporate general and administrative expenses, offset in part by higher net revenue, lower care and maintenance costs, higher foreign exchange gain, gain on disposal of assets, and a gain on derivatives.
•	Adjusted earnings[2] for Q1-2025 was a loss of $11.5 million (adjusted loss of $10.5 million for Q1-2024) primarily due to lower production and higher corporate general and administrative expenses offset by higher net revenue.
•	Adjusted EBITDA[2] for Q1-2025 was a loss of $5.5 million (adjusted EBITDA loss of $4.3 million for Q1-2024) primarily due to higher corporate general and administrative expenses offset by higher net revenue.
•	Cash and cash equivalents balance of $8.8 million and working capital[2] deficit of $27.8 million as at March 31, 2025.

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1 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

2 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Acquisition Agreement

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex pursuant an agreement dated October 9, 2024 with Sprott. Mr. Paul Andre Huet was appointed Chief Executive Officer of the Company effective November 11, 2024 and Chairman of the Board of Directors following the close the transaction. Mr. Huet is focused on building a strong, experienced technical team to unlock the dormant value of the Galena Complex in pursuit of increased shareholder returns.

Following the close of the acquisition on December 19, 2024, significant progress has been made in identifying opportunities and initiating action as part of the Company’s technical review and optimization work to ensure that the Galena Complex reaches its full production potential, underscoring the Company's ongoing commitment to operational efficiency, safety, production growth, and maximizing value from existing assets. This progress includes initial work on the #3 shaft, a trade-off study currently underway at the mine, and new mining equipment to boost productivity underground, among other actions. The Company has released new drilling results that continue to demonstrate the geologic prospectivity of the deposit and identify new veins that could be brought into production with further drilling. The Company also initiated further test work to evaluate the potential to maximize recoveries of copper and antimony as a result of an initial review of byproduct metallurgical performance.

Metal Prices

Precious and base metals prices continued to increase during the Q1-2025 as investors adjusted capital flows and allocations in response to the monetary and fiscal policy plans of the new US administration, international trade tariff discussions, and recession and inflation expectations, among other macroeconomic events. The market price of silver increased by 37% year-over-year to average price of $31.91/oz in Q1-2025 compared to an average price of $23.36/oz in Q1-2024. The market price of copper and zinc also increased by 11% and 16%, respectively, year-over-year to average price of $4.24/lb and $1.29/lb, respectively, in Q1-2025 compared to an average price of $3.83/lb and $1.11/lb, respectively, in Q1-2024. The Company is dependant on both precious and base metal prices for profitability and liquidity.

In addition, the Company is benefiting from the USD/MXN exchange ratio increasing to above 21:1 during Q1-2025 from a low of approximately 16.5:1 during Q1-2024. The Company believes it is well positioned to significantly increase revenue for 2025 and beyond, supported by its planned growth in silver production at both of its producing operations and the assumption that market prices for silver, zinc, and copper remain at or above current levels.

Galena Complex

The Galena Complex produced approximately 314,000 ounces of silver in Q1-2025 compared to approximately 311,000 ounces of silver in Q1-2024 (a 1% increase in silver production), despite a 14-day shutdown for planned maintenance on the Coeur Hoist motor. The mine also produced 2.2 million pounds of lead in Q1-2025, compared to 1.9 million pounds of lead in Q1-2024 (a 17% increase in lead production). Cash costs per ounce of silver increased to $28.08 in Q1-2025 from $27.14 in Q1-2024, primarily due to a modest increases in salaries and employee benefits at the operations.

Despite it being early in the planned growth transition at Galena, development work in Q1-2025 met its planned targets, with major progress made on the 55-179 decline and supporting infrastructure. Notably, development costs came in below expectations on a per-foot basis. The 55-179 decline provided access to multiple high-grade silver-copper zones, including the 55-198 stope on the Silver Hanging Wall Vein — a key contributor to production during the quarter. Work also advanced on two major infrastructure projects to support operations in this area. These included completing excavations for two new 300-ton ore transfer points on the 5500 level to accommodate larger 20-ton haul trucks, as well as successfully completing a new ventilation and escape raise. In addition, development began on two horizontal drifts that will lead to the installation of two Alimak raises. One of these will improve ventilation and emergency access for deeper development of the 55-179 decline, while the other will serve as a new transfer raise to support future mining of high-grade silver-lead and silver-copper zones in the Central and Lower Country Lead areas.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Diamond drilling on the property has continued since the last mineral resource update and the Company has initiated the process of updating the mineral resources and reserves for the Galena Complex later this year.

Galena Exploration Update

Recent exploration diamond drilling from the 5200 Level of the Galena Mine has defined a new silver-copper vein adjacent to existing infrastructure, presenting a near-term mining opportunity for Galena. The 034 Vein was initially crosscut and drifted on from the 5200 Level. An exploration drill plan was designed, and 23 additional diamond drill holes ("DDH") were drilled to complete latest phase of the program. The drill campaign has yielded significant high-grade intercepts, including a highlight of 983 g/t silver over 3.44 metres (hole DDH 52-583, true width), demonstrating the potential of the 034 Vein. Key intercepts from the campaign, reported with true widths, are listed below:

•	DDH 52-529: 1,624 g/t Ag and 1.23% Cu over 0.53 m
•	DDH 52-532: 1,171 g/t Ag and 0.80% Cu over 1.46 m
•	DDH 52-583: 983 g/t Ag and 0.74% Cu over 3.44 m
•	DDH 52-531: 734 g/t Ag and 0.90% Cu over 0.87 m
•	DDH 52-587: 539 g/t Ag and 1.07% Cu over 1.69 m
•	DDH 52-534: 466 g/t Ag and 0.49% Cu over 0.47 m
•	DDH 52-584: 354 g/t Ag and 0.43% Cu over 2.15 m

A full table of the Company’s latest published drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20250422.pdf.

The drilling contract to infill existing wide-spaced drilling at the Coeur mine has been awarded. Drilling is scheduled to begin in early May, targeting three veins below the 3400 Level. The Coeur mine, developed down to the 3700 Level, has seen limited mining despite wide-spaced drilling that has intersected significant silver and copper mineralization in veins 356, 400, and 425. The four primary copper-silver veins at the Coeur mine remain open at depth, highlighting the potential for future resource growth. Key historical intercepts, reported with true widths, include:

•	DDH C034-113 (Vein 400): 4,131 g/t Ag and 5.0% Cu over 0.32 m
•	DDH C037-039 (Vein 356): 1,982 g/t Ag and 3.2% Cu over 1.37 m
•	DDH C034-090 (Vein 425): 1,179 g/t Ag and 0.9% Cu over 1.18 m
•	DDH C034-127 (Vein 425): 1,001 g/t Ag and 1.1% Cu over 0.73 m
•	DDH C034-130 (Vein 400): 993 g/t Ag and 1.1% Cu over 1.2 m
•	DDH C034-117 (Vein 400): 903 g/t Ag and 1.0% Cu over 2.54 m
•	DDH C037-038 (Vein 356): 587 g/t Ag and 1.1% Cu over 1.23 m
•	DDH C034-095 (Vein 425): 534 g/t Ag and 0.7% Cu over 1.47 m
•	DDH C034-114 (Vein 400): 512 g/t Ag and 0.5% Cu over 2.96 m
•	DDH C037-040 (Vein 356): 487 g/t Ag and 1.0% Cu over 1.96 m

The Company’s current consolidated mineral reserve and mineral resource statement can be found at: https://americas-gold.com/site/assets/files/5151/reserves20231231.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Cosalá Operations

The Cosalá Operations are transitioning from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in fiscal 2025. The Company expects to continue to operate San Rafael throughout the EC120 Project development period and maximize cash flow by prioritizing the highest NSR ore through the mill as it develops sufficient working faces in the EC120 Project to reach commercial production by the end of 2025.  During the quarter, mining took place in moderately lower silver grade areas of the San Rafael mine while capital development focused on the EC120 Project as well as development into a higher-grade silver level of the San Rafael Upper Zone. Silver grade processed is expected to increase quarter over quarter to EC120 resource grades as the proportion of EC120 production increases.

Development of the EC120 Project’s El Cajón mine began in late Q4-2024 and is being carried out by an external contractor with development rates increasing steadily through the quarter and are currently near expected levels. The EC120 Project’s Zone 120 development was slightly impacted by a delay in the arrival of the raise-bore machine required to complete a critical ventilation raise into the zone. As a result, the raise began drilling in mid-March and broke through in late April (currently being completed). Intermittent regional security disruptions in nearby areas also caused delays in contractor start-ups as well as receiving critical parts and supplies in Q1-2025. These concerns also impacted mill operations on isolated occasions in January and February with a resulting impact on milled tonnage, although a return to normal steady state milled throughput was achieved in March and April.

Silver production decreased in Q1-2025 by 55% to approximately 132,000 ounces of silver compared to approximately 297,000 ounces of silver in Q1-2024 primarily due to slightly lower tonnages, and lower grades and recoveries as development delays caused a higher portion of the mill feed to come from the San Rafael Main Central orebody which has lower grade and silver recoveries based on its minerology. Lower milled tonnage also caused base metals production to decrease to 6.7 million pounds of zinc and 1.6 million pounds of lead in Q1-2025, compared to 8.0 million pounds of zinc, and 2.8 million pounds of lead in Q1-2024. Silver production is expected to increase steadily as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill.

The Cosalá Operations increased capital spend on the EC120 Project, incurring $1.0 million during Q1-2025. The EC120 Project contributed approximately 59,000 ounces of silver production in Q1-2025, 164,000 ounces of silver production project-to-date, as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project’s development phase contributing $2.3 million to net revenue during Q1-2025. Cash costs per silver ounce increased during Q1-2025 to $19.86 per ounce from $16.44 per ounce in Q1-2024 due primarily to decreased silver production during the period.

Other Items During Fiscal 2025

Since the close to the December transaction, the Company has been strengthening its financial position with total liabilities reduced by approximately $34 million, primarily due to the repayments of metal liabilities, royalties, promissory notes, and transaction-related payables. The holders of the Company’s convertible debenture also converted their outstanding principal of $16.8 million CAD into the Company’s common shares during Q1-2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Consolidated Results and Developments

	Q1-2025[3]	Q1-2024[3]
Revenue ($ M)[4]	$23.5	$20.9
Silver Produced (oz)	446,207	483,920
Zinc Produced (lb)	6,732,052	7,984,886
Lead Produced (lb)	3,824,826	3,951,698
Total Silver Equivalent Produced ($/oz)[1]	837,800	1,020,864
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$25.23	$17.19
Cash Costs/Ag Oz Produced ($/oz)2	$25.04	$20.57
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$35.67	$30.04
Net Loss ($ M)	$(18.9)	$(16.2)
Comprehensive Income (Loss) ($ M)	$(21.1)	$(12.9)

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[4]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Consolidated silver production of 446,000 ounces during Q1-2025 was lower than Q1-2024 production of 484,000 ounces due to the previously noted impacts to tonnage at both operations and San Rafael’s slightly lower grades and recoveries. Lower tons mined also impacted zinc and lead production at both operations.

Revenue of $23.5 million for the three months ended March 31, 2025 was higher than revenue of $20.9 million for the three months ended March 31, 2024, resulting from higher realized silver and zinc prices, including pre-production revenue from the EC120 Project of $2.3 million during the period. The average realized silver and zinc prices3 increased by 38% and 14%, respectively, from Q1-2024 to Q1-2025, while the average realized lead price4 decreased by 4% during the same period. The average realized silver price of $32.10/oz for Q1-2025 (Q1-2024 – $23.21/oz) is comparable to the average London silver spot price of $31.91/oz for Q1-2025 (Q1-2024 – $23.36/oz).

The Company recorded a net loss of $18.9 million for the three months ended March 31, 2025 compared to a net loss of $16.2 million for the three months ended March 31, 2024. The increase in net loss was higher primarily due to the impact of the gold price on metals contract liabilities, and higher non-cash corporate expenses, offset in part by higher net revenue, lower care and maintenance costs, higher foreign exchange gain, gain on disposal of assets, and higher gain on derivatives. These variances are further discussed in the following sections.

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3These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Galena Complex

	Q1-2025	Q1-2024
Tonnes Milled	23,422	23,266
Silver Grade (g/t)	424	424
Lead Grade (%)	4.60	3.91
Silver Recovery (%)	98.2	98.2
Lead Recovery (%)	93.9	94.6
Silver Produced (oz)	313,763	311,096
Lead Produced (lb)	2,231,174	1,898,884
Total Silver Equivalent Produced ($/oz)[1,2]	377,292	387,761
Silver Sold (oz)	312,466	298,662
Lead Sold (lb)	2,258,688	1,764,248
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$26.90	$22.49
Cash Costs/Ag Oz Produced ($/oz)[2]	$28.08	$27.14
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$39.21	$40.96

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex produced approximately 314,000 ounces of silver in Q1-2025 compared to approximately 311,000 ounces of silver in Q1-2024 (a 1% increase in silver production), despite a 14-day shutdown for planned maintenance on the Coeur Hoist motor. The mine also produced 2.2 million pounds of lead in Q1-2025, compared to 1.9 million pounds of lead in Q1-2024 (a 17% increase in lead production). Cash costs per ounce of silver increased to $28.08 in Q1-2025 from $27.14 in Q1-2024, primarily due to a modest increases in salaries and employee benefits at the operations.

Despite it being early in the planned growth transition at Galena, development work in Q1-2025 met its planned targets, with major progress made on the 55-179 decline and supporting infrastructure. Notably, development costs came in below expectations on a per-foot basis. The 55-179 decline provided access to multiple high-grade silver-copper zones, including the 55-198 stope on the Silver Hanging Wall Vein — a key contributor to production during the quarter. Work also advanced on two major infrastructure projects to support operations in this area. These included completing excavations for two new 300-ton ore transfer points on the 5500 level to accommodate larger 20-ton haul trucks, as well as successfully completing a new ventilation and escape raise. In addition, development began on two horizontal drifts that will lead to the installation of two Alimak raises. One of these will improve ventilation and emergency access for deeper development of the 55-179 decline, while the other will serve as a new transfer raise to support future mining of high-grade silver-lead and silver-copper zones in the Central and Lower Country Lead areas.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Cosalá Operations

	Q1-2025[3]	Q1-2024[3]
Tonnes Milled	126,646	156,254
Silver Grade (g/t)	53	84
Zinc Grade (%)	3.48	2.86
Lead Grade (%)	0.97	1.16
Silver Recovery (%)	61.0	70.1
Zinc Recovery (%)	80.8	81.2
Lead Recovery (%)	68.6	70.5
Silver Produced (oz)	132,444	297,262
Zinc Produced (lb)	6,732,052	7,984,886
Lead Produced (lb)	1,593,652	2,812,368
Total Silver Equivalent Produced ($/oz)[1,2]	460,508	788,207
Silver Sold (oz)	137,754	289,373
Zinc Sold (lb)	7,470,764	7,776,572
Lead Sold (lb)	1,529,695	2,665,604
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$23.87	$15.63
Cash Costs/Ag Oz Produced ($/oz)[2]	$17.86	$16.44
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$27.29	$23.18

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

The Cosalá Operations are transitioning from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in fiscal 2025. The Company expects to continue to operate San Rafael throughout the EC120 Project development period and maximize cash flow by prioritizing the highest NSR ore through the mill as it develops sufficient working faces in the EC120 Project to reach commercial production by the end of 2025.  During the quarter, mining took place in moderately lower silver grade areas of the San Rafael mine while capital development focused on the EC120 Project as well as development into a higher-grade silver level of the San Rafael Upper Zone. Silver grade processed is expected to increase quarter over quarter to EC120 resource grades as the proportion of EC120 production increases.

Development of the EC120 Project’s El Cajón mine began in late Q4-2024 and is being carried out by an external contractor with development rates increasing steadily through the quarter and are currently near expected levels. The EC120 Project’s Zone 120 development was slightly impacted by a delay in the arrival of the raise-bore machine required to complete a critical ventilation raise into the zone. As a result, the raise began drilling in mid-March and broke through in late April (currently being completed). Intermittent regional security disruptions in nearby areas also caused delays in contractor start-ups as well as receiving critical parts and supplies in Q1-2025. These concerns also impacted mill operations on isolated occasions in January and February with a resulting impact on milled tonnage, although a return to normal steady state milled throughput was achieved in March and April.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Silver production decreased in Q1-2025 by 55% to approximately 132,000 ounces of silver compared to approximately 297,000 ounces of silver in Q1-2024 primarily due to slightly lower tonnages, and lower grades and recoveries as development delays caused a higher portion of the mill feed to come from the San Rafael Main Central orebody which has lower grade and silver recoveries based on its minerology. Lower milled tonnage also caused base metals production to decrease to 6.7 million pounds of zinc and 1.6 million pounds of lead in Q1-2025, compared to 8.0 million pounds of zinc, and 2.8 million pounds of lead in Q1-2024. Silver production is expected to increase steadily as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill.

The Cosalá Operations increased capital spend on the EC120 Project, incurring $1.0 million during Q1-2025. The EC120 Project contributed approximately 59,000 ounces of silver production in Q1-2025, 164,000 ounces of silver production project-to-date, as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project’s development phase contributing $2.3 million to net revenue during Q1-2025. Cash costs per silver ounce increased during Q1-2025 to $19.86 per ounce from $16.44 per ounce in Q1-2024 due primarily to decreased silver production during the period.

Results of Operations

Analysis of the three months ended March 31, 2025 vs. the three months ended March 31, 2024

The Company recorded a net loss of $18.9 million for the three months ended March 31, 2025 compared to a net loss of $16.2 million for the three months ended March 31, 2024. The increase in net loss was primarily attributable to increase in gold prices on the Company’s metals contract liabilities ($6.0 million), and higher non-cash corporate expenses ($4.8 million), offset in part by higher net revenue ($2.6 million), lower care and maintenance costs ($1.3 million), higher foreign exchange gain ($1.3 million), gain on disposal of assets ($1.0 million), and higher gain on derivatives ($1.8 million), each of which are described in more detail below.

Revenue increased by $2.6 million to $23.5 million for the three months ended March 31, 2025 from $20.9 million December 31, 2024. The increase was due to $3.7 million higher revenue at the Galena Complex from higher silver realized price during the period and higher lead revenue from higher lead production during the period. Revenue at the Cosalá Operations decreased by $1.0 million during the period mainly due to lower silver revenue from lower silver production during the period for the previously noted reasons, offset by higher zinc realized price and higher zinc revenue, and EC120 Project pre-production revenue.

Care and maintenance costs decreased by $1.3 million mainly due to $0.5 million of prior period Relief Canyon surety premium refund and $0.3 million of prior period Relief Canyon refundable tax credits recognized during the period.

Corporate general and administrative expenses increased by $4.8 million mainly due to the growth of the Company’s new management team, plus deferred non-cash share-based compensation in the form of deferred share units and restricted share units issued during the period.

Foreign exchange gain increased by $1.3 million to a $0.2 million gain for the three months ended March 31, 2025 from a $1.1 million loss for the three months ended March 31, 2024 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Mexican and Canadian subsidiaries.

Gain on disposal of assets of $1.0 million was recognized from proceeds received on sale of dormant equipment at Relief Canyon during the period.

Loss on fair value of metals contract liabilities increased by $6.0 million to a $9.0 million loss for the three months ended March 31, 2025 from a $3.0 million loss for the three months ended March 31, 2024 mainly due to the impact of the increased gold price on metals contract liabilities during the period.

Other gain on derivatives increased by $1.8 million to a $0.7 million gain for the three months ended March 31, 2025 from a $1.1 million loss for the three months ended March 31, 2024 mainly due to derecognition of derivative instruments from full conversion of the Company’s outstanding convertible debenture during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2025.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	20252	20242	20242	20242	20242	2023	2023	2023
Revenue ($ M)[3]	$23.5	$23.8	$22.3	$33.2	$20.9	$26.4	$19.4	$25.8
Net Loss ($ M)	(18.9)	(12.6)	(16.1)	(4.0)	(16.2)	(10.1)	(10.5)	(7.1)
Comprehensive Income (Loss) ($ M)	(21.1)	(7.7)	(17.8)	(2.7)	(12.9)	(12.9)	(8.5)	(6.5)

Silver Produced (oz)	446,207	363,856	385,564	505,932	483,920	583,379	386,615	573,382
Zinc Produced (lb)	6,732,052	6,292,634	8,362,501	8,868,263	7,984,886	8,299,319	8,985,496	9,574,772
Lead Produced (lb)	3,824,826	3,370,212	4,118,739	4,393,575	3,951,698	4,457,094	4,666,578	5,873,499
Cost of Sales/Ag Eq Oz Produced ($/oz)[1]	$25.23	$21.85	$18.04	$16.45	$17.19	$13.75	$15.63	$14.28
Cash Costs/Ag Oz Produced ($/oz)[1]	$25.04	$20.68	$16.88	$12.42	$20.57	$14.24	$19.01	$10.00
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1]	$35.67	$40.38	$25.38	$19.58	$30.04	$21.05	$29.55	$16.78

Current Assets (qtr. end) ($ M)	$29.8	$40.7	$26.8	$26.4	$22.9	$23.0	$18.6	$26.8
Current Liabilities (qtr. end) ($ M)	57.6	69.4	63.3	65.2	51.9	61.2	43.9	44.9
Working Capital (qtr. end) ($ M)	(27.8)	(28.7)	(36.5)	(38.8)	(29.0)	(38.2)	(25.3)	(18.1)

Total Assets (qtr. end) ($ M)	$184.3	$192.6	$179.4	$180.3	$179.8	$180.5	$183.3	$193.2
Total Liabilities (qtr. end) ($ M)	128.9	139.2	126.3	113.0	113.7	108.3	100.1	104.7
Total Equity (qtr. end) ($ M)	55.4	53.4	53.1	67.3	66.1	72.2	83.2	88.5

[1]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[2]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[3]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024 and 2023.

Liquidity

The change in cash since December 31, 2024 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2024	$20.0
Cash used in operations	(1.6)
Expenditures on property, plant and equipment	(7.6)
Proceeds from disposal of assets	1.0
Lease payments	(0.2)
Non-brokered private placements	3.6
Proceeds from exercise of options and warrants	3.7
Pre-payment facility	0.5
Metals contract liabilities	(3.7)
Increase in trade and other receivables	(3.1)
Change in inventories	1.7
Change in prepaid expenses	0.4
Change in trade and other payables	(4.4)
Change in foreign exchange rates	(1.5)
Closing cash balance as at March 31, 2025	$8.8

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

The Company’s cash and cash equivalents balance decreased from $20.0 million to $8.8 million since December 31, 2024 with a working capital deficit of $28.0 million. This decrease was mainly due to expenditures on property, plant and equipment, and metals contract liabilities. These outflows were mainly offset by non-brokered private placements and proceeds from exercise of options and warrants. Current liabilities as at March 31, 2025 were $57.5 million which is $11.9 million lower than at December 31, 2024, principally due to decreased balances in transaction-related trade and other payables and conversion the Company’s outstanding convertible debenture.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the timing of the Galena shaft repair, and the expected increase in the Galena hoisting capacity. At March 31, 2025, the Company did not have sufficient liquidity on hand to fund its expected operations at the prevailing commodity prices for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. The Company is currently in advanced discussions with a counterparty to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt.

From 2020 to 2024, the Company has been successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed.

During 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $10.5 million during 2024 and fully drew the advance under the agreement during the period and closed an equity offering for gross proceeds of C$7.8 million in March 2024. In August 2024, the Company signed the $15 million Credit Agreement with Trafigura for the capital requirements of the EC120 Project with an initial draw of $10 million under the facility. In December 2024, the Company acquired the remaining 40% interest of the Galena Complex and closed non-brokered private placements for total gross proceeds of $6.9 million CAD for bridge financing purposes, and a concurrent financing through bought deal private placement for gross proceeds of C$50 million. A portion of these funds were used to reduce the Company’s liabilities following the placement.

In the medium term, as the Cosalá Operations sustain full production, the optimization of the No. 3 shaft is completed allowing for greater hoisting capacity of ore and waste, the EC120 Project reaches commercial production, and the new Galena Complex strategy is executed in line with new plans currently being developed, along with positive metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

Disclosure of Recent Offering and Proceeds

Offering and Proceeds	Disclosed Use of Proceeds
Bought deal private placement (December 2024) – gross proceeds of C$50 million

C$13.9 million for payment of cash consideration, C$6.0 million for repayment of indebtedness, C$2.0 million for royalty payable, C$9.3 million for transaction expenses, C$18.9 million for working capital requirements at the Galena Complex and for general working capital and administrative purposes

Concurrent private placements (October and November 2024) – gross proceeds of C$6.9 million	For general working capital and administrative purposes
LIFE Offering (March 2024) – gross proceeds of C$6.5 million

C$2.25 million for working capital requirements at the Cosalá Operations (expected to be allocated between underground development work, ventilation intake raise improvements, and equipment purchases), C$2.25 million for working capital requirements at the Galena Complex (expected to be allocated between underground development contractor costs and ventilation intake raise improvements), C$2.0 million for general and administrative purposes

Concurrent private placement (March 2024) – gross proceeds of C$1.3 million	For general working capital and administrative purposes

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds
US$3.6 million March 2025 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes
US$4 million December 2024 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes
US$10 million August 2024 secured credit facility from Trafigura	To complete initial development of the EC120 Project
C$0.5 million June 2024 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.3 million per year for each of the next 5 years (excluding fiscal 2024 funding requirements payable by September 2025). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q1-2025 and adjusted by approximately $0.7 million as a result of decrease in discount rate and unrealized losses on returns. The Company expects to continue to review the pension valuation quarterly.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $7.6 million during the three months ended March 31, 2025 (2024: $4.8 million). Money was mostly spent on development work associated with the Galena Complex.

The following table sets out the Company’s contractual obligations as of March 31, 2025 (in thousands of U.S. dollars):

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$31,560	$31,560	$-	$-	$-
Pre-payment facility	2,500	2,500	-	-	-
Credit facility	10,000	4,200	5,800	-	-
Interest on credit facility	1,089	874	215	-	-
Royalty payable	3,026	3,026	-	-	-
Metals contract liability	44,264	16,282	27,982	-	-
Silver contract liability	20,092	513	14,403	5,176	-
Projected pension contributions	8,343	1,787	2,592	2,837	1,127
Decommissioning provision	19,715	-	-	-	19,715
Other long-term liabilities	1,543	-	643	255	645
Total	$142,132	$60,742	$51,635	$8,268	$21,487

1 –

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 21 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025.

2 –	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.1 million for the three months ended March 31, 2025 from PJH Consulting LLC (“PJH”) where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of loss and comprehensive loss paid to PJH were recorded at the exchange amount representing the amount agreed to by the parties.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2025 or the Company’s MD&A for the year ended December 31, 2024 dated March 27, 2025. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2024, and Note 21 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024.

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2025, and 2024 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three months ended March 31, 2025, and 2024 contain disclosure related to several material uncertainties casting substantial doubt upon the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

Effective January 1, 2025, the Company amended the application of its accounting policy for share-settled restricted share units where each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-	Amendments to IFRS 9 and 7 – Classification and Measurement of Financial Instruments with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
-	IFRS 18 – Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at March 31, 2025, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at March 31, 2025, there were 649,092,939 common shares and nil preferred shares issued and outstanding.

As at May 9, 2025, there were 652,356,884 common shares and nil preferred shares issued and outstanding, and 25,526,666 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 23,910,100. The increase in the common shares between March 31 and May 9 is primarily related to the exercise of the Company’s outstanding options, warrants, and DSUs.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as defined under the U.S. Sarbanes-Oxley Act of 2002 adopted by the U.S. Securities and Exchange Commission, and those of the Canadian Securities Administrators.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2025, the Company’s CEO and CFO have certified that DC&P and ICFR are effective and that during the period ended March 31, 2025, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. Mr. McCann is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital;
•	EBITDA, adjusted EBITDA, and adjusted earnings; and
•	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Reconciliation of Average Realized Silver, Zinc and Lead Prices[1]
	Q1-2025	Q1-2024
Gross silver sales revenue ('000)	$12,623	$13,588
Payable metals and fixed pricing adjustments ('000)	(53)	13
Payable silver sales revenue ('000)	$12,570	$13,601
Divided by silver sold (oz)	391,637	586,051
Average realized silver price ($/oz)	$32.10	$23.21

	Q1-2025	Q1-2024
Gross zinc sales revenue ('000)	$9,501	$8,661
Payable metals and fixed pricing adjustments ('000)	(23)	-
Payable zinc sales revenue ('000)	$9,478	$8,661
Divided by zinc sold (lb)	7,470,764	7,776,572
Average realized zinc price ($/lb)	$1.27	$1.11

	Q1-2025	Q1-2024
Gross lead sales revenue ('000)	$3,412	$4,140
Payable metals and fixed pricing adjustments ('000)	-	4
Payable lead sales revenue ('000)	$3,412	$4,144
Divided by lead sold (lb)	3,788,383	4,429,852
Average realized lead price ($/lb)	$0.90	$0.94

[1]	Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced
	Q1-2025[1]	Q1-2024[1,2]
Cost of sales ('000)	$21,139	$21,038
Less non-controlling interests portion ('000)	-	(3,488)
Attributable cost of sales ('000)	$21,139	$17,550
Divided by silver equivalent produced (oz)	837,800	1,020,864
Cost of sales/Ag Eq oz produced ($/oz)	$25.23	$17.19

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q1-2025[1]	Q1-2024[1,2]
Cost of sales ('000)	$10,991	$12,316
Divided by silver equivalent produced (oz)	460,508	788,207
Cost of sales/Ag Eq oz produced ($/oz)	$23.87	$15.63

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q1-2025	Q1-2024[2]
Cost of sales ('000)	$10,148	$8,722
Divided by silver equivalent produced (oz)	377,292	387,761
Cost of sales/Ag Eq oz produced ($/oz)	$26.90	$22.49

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[2]	Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced
	Q1-2025[1]	Q1-2024[1]
Cost of sales ('000)	$21,139	$21,038
Less non-controlling interests portion ('000)	-	(3,488)
Attributable cost of sales ('000)	21,139	17,550
Smelting, refining and royalty expenses in cost of sales ('000)	(1,068)	(1,301)
Non-cash costs ('000)	(1,394)	152
Direct mining costs ('000)	$18,677	$16,401
Smelting, refining and royalty expenses ('000)	3,234	4,343
Less by-product credits ('000)	(10,737)	(10,790)
Cash costs ('000)	$11,174	$9,954
Divided by silver produced (oz)	446,207	483,920
Cash costs/Ag oz produced ($/oz)	$25.04	$20.57

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2025[1]	Q1-2024[1]
Cost of sales ('000)	$10,991	$12,316
Smelting, refining and royalty expenses in cost of sales ('000)	(855)	(1,207)
Non-cash costs ('000)	(1,311)	(278)
Direct mining costs ('000)	$8,825	$10,831
Smelting, refining and royalty expenses ('000)	2,460	3,849
Less by-product credits ('000)	(8,920)	(9,793)
Cash costs ('000)	$2,365	$4,887
Divided by silver produced (oz)	132,444	297,262
Cash costs/Ag oz produced ($/oz)	$17.86	$16.44

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2025	Q1-2024
Cost of sales ('000)	$10,148	$8,722
Smelting, refining and royalty expenses in cost of sales ('000)	(213)	(156)
Non-cash costs ('000)	(83)	716
Direct mining costs ('000)	$9,852	$9,282
Smelting, refining and royalty expenses ('000)	774	823
Less by-product credits ('000)	(1,817)	(1,661)
Cash costs ('000)	$8,809	$8,444
Divided by silver produced (oz)	313,763	311,096
Cash costs/Ag oz produced ($/oz)	$28.08	$27.14

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced
	Q1-2025[1]	Q1-2024[1]
Cash costs ('000)	$11,174	$9,954
Capital expenditures ('000)[2]	3,493	3,938
Exploration costs ('000)	1,249	646
All-in sustaining costs ('000)	$15,916	$14,538
Divided by silver produced (oz)	446,207	483,920
All-in sustaining costs/Ag oz produced ($/oz)	$35.67	$30.04

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2025[1]	Q1-2024[1]
Cash costs ('000)	$2,365	$4,887
Capital expenditures ('000)[2]	429	1,881
Exploration costs ('000)	820	123
All-in sustaining costs ('000)	$3,614	$6,891
Divided by silver produced (oz)	132,444	297,262
All-in sustaining costs/Ag oz produced ($/oz)	$27.29	$23.18

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2025	Q1-2024
Cash costs ('000)	$8,809	$8,444
Capital expenditures ('000)[2]	3,064	3,428
Exploration costs ('000)	429	871
All-in sustaining costs ('000)	$12,302	$12,743
Divided by silver produced (oz)	313,763	311,096
All-in sustaining costs/Ag oz produced ($/oz)	$39.21	$40.96

[1]

Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

[2]	For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Reconciliation of Net Cash Generated from Operating Activities
	Q1-2025	Q1-2024
Cash used in operating activities ('000)	$(1,565)	$(5,016)
Changes in non-cash working capital items ('000)	(5,466)	5,187
Net cash generated from (used in) operating activities ('000)	$(7,031)	$171

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q1-2025	Q1-2024
Current Assets ('000)	$29,826	$22,874
Less current liabilities ('000)	(57,617)	(51,923)
Working capital ('000)	$(27,791)	$(29,049)

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures “EBITDA”, “adjusted EBITDA” and “adjusted earnings” as indicators of the Company’s ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	Q1-2025	Q1-2024
Net loss ('000)	$(18,918)	$(16,157)
Depletion and amortization ('000)	5,509	5,524
Interest and financing expense ('000)	474	689
Income tax recovery ('000)	(28)	(15)
EBITDA ('000)	$(12,963)	$(9,959)
Accretion on decommissioning provision ('000)	160	153
Foreign exchange loss (gain) ('000)	(175)	1,136
Gain on disposal of assets ('000)	(966)	-
Loss on metals contract liabilities ('000)	9,024	3,046
Other loss (gain) on derivatives ('000)	(709)	1,071
Fair value loss on royalty payable ('000)	125	256
Adjusted EBITDA ('000)	$(5,504)	$(4,297)

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three months ended March 31, 2025

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q1-2025	Q1-2024
Net loss ('000)	$(18,918)	$(16,157)
Accretion on decommissioning provision ('000)	160	153
Foreign exchange loss (gain) ('000)	(175)	1,136
Gain on disposal of assets ('000)	(966)	-
Loss on metals contract liabilities ('000)	9,024	3,046
Other loss (gain) on derivatives ('000)	(709)	1,071
Fair value loss on royalty payable ('000)	125	256
Adjusted earnings ('000)	$(11,459)	$(10,495)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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